SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL IMAGING SYSTEMS, INC.
(Name of Subject Company)

RG Acquisition I Corp.
(Offeror)
XEROX CORPORATION
(Parent of Offeror)
(Name of Filing Persons -- Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37934A 10 0
(CUSIP Number of Class of Securities)

Samuel K. Lee
Assistant Secretary, Associate General Counsel
Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, Connecticut 06904
(203) 968-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
Scott A. Barshay, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Communiqué
4/2/07
#2

To Xerox People:
I am writing to share the exciting news of a very positive development for Xerox - - a strategic move that will significantly expand our distribution capacity and provide critical enablers of our growth strategy. The Xerox Board of Directors has approved a definitive agreement for Xerox to acquire Global Imaging Systems (NASDAQ: GISX) for $29 per share. The total purchase price is expected to be about $1.5 billion. When completed, this acquisition will be the third in less than a year.

Global targets small and mid-size (SMB) business customers. The company is organized around 21 regional “core companies.” They are located throughout the United States and they sell and service document management systems including printers, copiers and multifunction devices; network integration services; and electronic presentation systems. Today, they sell only competitive equipment. As soon as the deal closes, they will begin selling Xerox equipment.

Acquisition Is Enabler To Growth
I’m not given to exaggeration, but this is a very significant move that will provide considerable leverage to our growth strategy. Here’s a brief summary of why:

•	We immediately gain more than 1,400 new sales reps - - increasing our “feet on the street” by some 50 percent.
•	We immediately gain access to an extensive customer base of nearly 200,000 U.S. customers in the SMB space, which we have targeted as a growth opportunity for Xerox.
•	We immediately gain $1 billion in annual sales - - that’s about a 6 percent boost to our total revenue.

Global Imaging Systems - An Industry Leader
As important, we gain the expertise, knowledge and experience of a company that has excelled in the critical SMB marketplace.

A recent report by industry research firm IDC cited Global for the success of its business model and growth strategy. “Global Imaging has continued to execute on a carefully planned growth strategy over the last couple of years,” according to IDC analyst Keith Kmetz. “Global is relentless about focusing on service, chooses its acquisitions very carefully and has chosen a target market (mid-market companies) that is advantageous...Global has shown it can grow not only through acquisitions but also through effective management of existing businesses."

This publication is not Xerox Private Data, but is intended for Xerox employees only. Its purpose is to inform managers about facts behind events so they are better informed and can communicate more factually and frequently with their employees.

Communiqué / 2

As you know, our growth strategy has four major planks - - color, the New Business of Printing, services and SMB. SMB is one of the fastest growing areas for document technology and one in which we need to ramp up our resources quickly. According to IDC, the highly respected industry research firm, installs of office printers and multifunction products in small and mid-size businesses have been increasing at a compound annual growth rate of 15 percent over the last five years.

Global will over time offer the full range of Xerox office and production products and supplies, including all Phaser and WorkCentre printers and multifunction systems as well as Xerox Nuvera and DocuColor digital presses. Through this acquisition, Xerox will benefit not only from increased equipment sales and install activity, but also from the strong annuity stream that comes from the service and supplies to support these products.

Once the transaction is complete, Global Imaging will operate as a wholly owned subsidiary of Xerox. Tom Johnson, who is the founder of Global and its chairman and CEO, and Michael Shea, president and chief operating officer of Global, will continue to lead the company, reporting directly to Jim Firestone, president, Xerox North America. They’ll work in tandem with Xerox’s North American Partners Group to align with Xerox’s other SMB distribution channels, including authorized Xerox sales agents and resellers.

The acquisition of Global builds on our announcement earlier this year to increase our investments in sales channels by providing a broader array of offerings and revenue growth opportunities to value-added resellers and independent agents. Global will keep its headquarters in Tampa, Fla. Its 4,500 employees will continue to operate as part of Global in the company’s 21 regional core companies.

The acquisition of Global is subject to customary closing conditions, including the tender of at least a majority of the shares of Global common stock and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction has been structured as a two-step acquisition including a cash tender offer for all outstanding shares of Global common stock followed by a cash merger in which Xerox would acquire any remaining outstanding shares of Global common stock.

Thanks To All Involved
Kudos to Larry Zimmerman, Jim Firestone, John McDermott and their talented teams who worked long, hard and smart to bring this acquisition to reality. And a warm welcome to Tom Johnson, Michael Shea and the entire Global team. We’re delighted to have them become part of the Xerox family and I know you will join me in welcoming them.

This publication is not Xerox Private Data, but is intended for Xerox employees only. Its purpose is to inform managers about facts behind events so they are better informed and can communicate more factually and frequently with their employees.

Communiqué / 3

The acquisition comes at a perfect time - - a time when our SMB product portfolio is at its strongest. Now we have even greater distribution muscle to reach customers. Working together, I know we can demonstrate that in this case the whole definitely is greater than the sum of the parts.

Sincerely,

Anne M. Mulcahy
Chairman & CEO

This publication is not Xerox Private Data, but is intended for Xerox employees only. Its purpose is to inform managers about facts behind events so they are better informed and can communicate more factually and frequently with their employees.

Additional Information

The tender offer described herein has not yet commenced, and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Xerox Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”).  Investors and Global Imaging Systems Inc. security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Global Imaging Systems Inc. with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.